                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   SCHEDULE TO
                                 (RULE 14d-100)

     TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         Getty Petroleum Marketing Inc.
                       (Name of Subject Company (Issuer))

                                   OAO LUKOIL
                            Lukoil International GmbH
                           Lukoil Americas Corporation
                                  Mikecon Corp.
                    ----------------------------------------
                      (Names of Filing Persons (Offerors))


                     Common Stock, Par Value $0.01 Per Share
                    ----------------------------------------
                           (Title of Class Securities)

                                    374292100
                     -------------------------------------
                      (CUSIP Number of Class of Securities)

                                  Vadim Gluzman
                              Chairman of the Board
                           Lukoil Americas Corporation
                               540 Madison Avenue
                            New York, New York 10022
                                 (212) 421-4141
               --------------------------------------------------
                  (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:

                             Patrick J. Dooley, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000

                            CALCULATION OF FILING FEE

          -------------------------------------------------------------
              Transaction Valuation*         Amount of Filing Fee
          -------------------------------------------------------------
                  $73,873,505.00                  $14,774.71
          -------------------------------------------------------------

* For purposes of calculating the filing fee only, this amount is based on the purchase of 14,002,866 outstanding shares of Common Stock and shares of Common Stock underlying 771,835 stock options all at the tender offer price of $5.00 per share.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     N/A               Filing Party:     N/A

Form or Registration No.:   N/A               Date Filed:       N/A


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]   third-party tender offer subject to Rule 14d-1.

[ ]   issuer tender offer subject to Rule 13e-4.

[ ]   going-private transaction subject to Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

            This Tender Offer Statement on Schedule TO relates to the offer by Mikecon Corp., a Delaware corporation (the "Purchaser") and the wholly-owned subsidiary of Lukoil Americas Corporation, a Delaware corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Getty Petroleum Marketing Inc., a Maryland corporation (the "Company"), at a price of $5.00 per share of Common Stock, net to the seller in cash, without interest. This tender offer is being made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated November 9, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal"), which together, as each may be amended or supplemented from time to time, constitute the "Offer".

            This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 14d-1 under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

ITEM 1.     SUMMARY TERM SHEET.

            The information set forth in the section captioned "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

ITEM 2.     SUBJECT COMPANY INFORMATION.

            (a)-(b) The information set forth in the section of the Offer to Purchase captioned "Section 7 - Certain Information Concerning the Company" is incorporated herein by reference.

            (c) The information set forth in the sections of the Offer to Purchase captioned "Introduction" and "Section 6 - Price Range of Shares; Dividends" is incorporated herein by reference.

ITEM 3.     IDENTITY AND BACKGROUND OF FILING PERSON.

            (a)-(c) This Tender Offer Statement is filed by LUKOIL, Lukoil International, Parent and the Purchaser. The information set forth in the section of the Offer to Purchase captioned "Section 8 - Certain Information Concerning the Lukoil Entities" and on Schedule I to the Offer to Purchase is incorporate herein by reference.

ITEM 4.     TERMS OF THE TRANSACTION.

            (a) The information set forth in the sections of the Offer to Purchase captioned "Summary Term Sheet," "Introduction," Section 1 -- "Terms of the Offer", Section 2 -- "Acceptance for Payment and Payment for Shares of Common Stock", Section 3 -- "Procedures for Tendering Shares", and Section 4 -- "Withdrawal Rights" and the Letter of Transmittal is incorporated herein by reference.

ITEM 5.     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

            (a) The information set forth in the section to the Offer to Purchase captioned "Section 8 - Certain Information Concerning the Lukoil Entities" is incorporated herein by reference.

            (b) The information set forth in the sections to the Offer to Purchase captioned "Section 10 - Background of the Offer" and "Section 11 - Purpose of the Offer; Plans for the Company; Certain Agreements" is incorporated herein by reference.

ITEM 6.     PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

            (a) and (c) The information set forth in the section to the Offer to Purchase captioned "Section 11 - Purpose of the Offer; Plans for the Company; Certain Agreements" is incorporated herein by reference.

ITEM 7.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            (a), (b) and (d) The information set forth in the section to the Offer to Purchase captioned "Section 9 - Source and Amount of Funds" is incorporated herein by reference.

ITEM 8.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

            (a) and (b) The information set forth in the section to the Offer to Purchase captioned "Section 8 - Certain Information Concerning the Lukoil Entities" is incorporated herein by reference.

ITEM 9.     PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

            (a) The information set forth in the section to the Offer to Purchase captioned "Section 15 - Fees and Expenses" is incorporated herein by reference.

ITEM 10.    FINANCIAL STATEMENTS.

            (a) Financial information with respect to LUKOIL, Lukoil International, Parent and the Purchaser is not material to the holders of Common Stock and has not been included. The financial condition of such entities is not material because (i) the consideration offered consists solely of cash, (ii) the Offer is not subject to any financing condition, (iii) the Offer is for all outstanding Common Stock of the Company and (iv) any shares of Common Stock to be acquired by Parent in the follow-on merger will be for the same cash consideration.

            (b) Pro forma financial information has not been included in this Schedule TO because the holders of Common Stock who do not tender their shares of Common Stock in the Offer will receive the same cash consideration in the subsequent merger of Offeror with and into the Company.

ITEM 11.    ADDITIONAL INFORMATION.

            (a) - (b) The information set forth in the sections to the Offer to Purchase captioned "Section 7 - Certain Information Concerning the Company - Certain Projected Financial Data for the Company", "Section 11 - Purpose of the Offer; Plans for the Company; Certain Agreements - Support Agreements", "Section 12 - Effects of the Offer on the Market for the Shares; Exchange Act Registration", "Section 14 - Certain Legal Matters; Regulatory Approvals" and "Section 16 - Miscellaneous" is incorporated herein by reference.

ITEM 12.    EXHIBITS.


(a)(1)(i)        Offer to Purchase.

(a)(1)(ii)       Letter of Transmittal.

(a)(2)           Not Applicable.

(a)(3)           Not Applicable.

(a)(4)           Not Applicable.

(a)(5)(i)        Notice of Guaranteed Delivery.

(a)(5)(ii)       Letter to Brokers, Dealers, Commercial Banks, Trust
                 Companies and Other Nominees.

(a)(5)(iii)      Letter to Clients for use by Brokers, Dealers,
                 Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(iv)       Guidelines for Certification of Taxpayer
                 Identification Number on Substitute Form W-9.

(a)(5)(v) Summary Advertisement published on November 9, 2000 in the Wall Street Journal.

(b)              Loan Agreement, dated as of October 30, 2000 between
                 Parent and Lukoil Finance Limited.
(c)              Not Applicable.

(d) (i)          Agreement and Plan of Merger, dated as of November 2,
                 2000, among OAO LUKOIL, Lukoil International GmbH,
                 Parent, Purchaser and the Company.

(d) (ii) Form of Support Agreement, dated November 2, 2000, between Purchaser, Parent and each of Leo
                 Liebowitz, Howard Safenowitz, Milton Cooper and certain of their affiliates or associates.

(g)              Not applicable.

(h)              Not applicable.

Other            Power of Attorney executed by Lukoil International
                 GmbH.


ITEM 13.    ADDITIONAL INFORMATION REQUIRED BY SCHEDULE 13e-3.


   Not Applicable.

                                   SIGNATURES

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    OAO LUKOIL


Dated: November 9, 2000             By:       /s/  Ralif Safin
                                         -----------------------------------
                                         Name: Ralif Safin
                                         Title: First Vice President



                                    LUKOIL INTERNATIONAL GMBH


Dated: November 9, 2000             By:       /s/  Ralif Safin
                                         -----------------------------------
                                         Name: Ralif Safin
                                         Title: Authorized Representative



                                    LUKOIL AMERICAS CORPORATION


Dated: November 9, 2000             By:       /s/ Vadim Gluzman
                                         --------------------------
                                         Vadim Gluzman
                                         Chairman of the Board



                                    MIKECON CORP.


Dated: November 9, 2000             By: /s/ Vadim Gluzman
                                        ---------------------
                                    Vadim Gluzman
                                    Chairman of the Board

                                  EXHIBIT INDEX

EXHIBIT NUMBER               DESCRIPTION
--------------               -----------
(a)(1)(i)                    Offer to Purchase.


(a)(1)(ii)                   Letter of Transmittal.


(a)(5)(i)                    Notice of Guaranteed Delivery.


(a)(5)(ii)                   Letter to Brokers, Dealers, Commercial Banks, Trust
                             Companies and Other Nominees.


(a)(5)(iii)                  Letter to Clients for use by Brokers, Dealers,
                             Commercial Banks, Trust Companies and Other Nominees.


(a)(5)(iv)                   Guidelines for Certification of Taxpayer
                             Identification Number on Substitute Form W-9.


(a)(5)(v) Summary Advertisement published on November 9, 2000 in the Wall Street Journal.


(b)                          Loan Agreement, dated as of October 30, 2000 between
                             Parent and Lukoil Finance Limited.

(d)(i)                       Agreement and Plan of Merger, dated as of November 2,
                             2000, among OAO LUKOIL, Lukoil International GmbH,
                             Parent, Purchaser and the Company.


(d)(ii) Form of Support Agreement, dated November 2, 2000, between Purchaser, Parent and each of Leo
                             Liebowitz, Howard Safenowitz, Milton Cooper and certain of their affiliates or associates.


Other                        Power of Attorney executed by Lukoil International
                             GmbH.